April 15, 2016

Dear Citigroup Shareholder,

We are writing to urge you to VOTE “FOR” PROPOSAL #6 on the Citigroup 2016 proxy card, which asks the company to disclosure whether the company has a gender wage gap. The shareholder proposal makes the following request:

Shareholders request Citigroup prepare a report by September 2016, omitting proprietary information and prepared at reasonable cost, demonstrating the company does not have a gender pay gap

Rationale for a “Yes” Vote:

1.	Citigroup has a poor track record on gender bias issues
2.	Gender wage disparity is a significant issue facing the company
3.	Risk management – Failure to address pay equity could expose the company to unnecessary regulatory and reputational risks.
4.	Citigroup’s opposition statement fails to address the issues we raise
5.	Special note for PRI signatories

The median income for a woman working full time in the United States is reported to be 78 percent of that of their male counterparts. This gap has largely remained flat over the past decade. The financial services sector is routinely found to have one of the widest gaps in pay by gender relative to other parts of the economy. Despite women making up close to one-half of the financial services workforce, women on average earn less than their male colleagues. From an investor perspective, gender pay parity is vitally important to achieve because it is a key driver of gender diversity1. Companies with a diverse workforce are best positioned to identify and advance the best talent, reduce exposure to reputational and regulatory risks, and, as research has shown, deliver strong performance results.

1 http://www.mmc.com/content/dam/mmc-web/Files/Gender-Diversity-When-women-thrive-businesses-thrive-Mercer.pdf

1.	Citigroup has a poor track record on gender bias issues

According to US Census data the Financial Services sector has one of the largest pay gaps relative to other sectors.2 Citigroup has an especially poor track record regarding gender bias issues:

In 2008 Citi paid $33 million to 2,500 female brokers at its Smith Barney unit to settle a class action gender discrimination lawsuit.3 The female brokers claimed the bank prevented them from fair promotions, pay, and adequate training. The settlement required the bank to adopt measures to help it retain and promote women. This costly class action settlement also required the company to rethink its compensation strategy. Subsequent to this settlement, however, Citi saw several other gender bias lawsuits.

In the 2012 Citi lost a pay discrimination lawsuit filed by a Florida woman who alleged she was bypassed for a raise, bonus, and later let go without severance. The court found the company in violation of the Equal Pay Act for failing to pay her the same as her male counterparts.4 During the year the woman was promoted she earned $75,329 while the previous manager in her role, a man, earned $129,567 – more than 40% more than her salary. Citi was forced to provide back pay of $340,000.

In 2010, six women brought legal action against Citi alleging the company denied women professionals at the company equality with men in terms of pay, assignments, and promotions.5

These lawsuits are costly to the company and costly to shareholders. By publicly discussing and examining gender pay within the company, Citigroup can reduce its risk of gender bias problems and subsequently potentially costly lawsuits. Despite the mechanisms and policies in place these legal actions highlight the need for greater transparency and assurance from the company that employees are paid equally regardless of their gender.

While Citi’s compensation philosophy is based on merit, performance, and experience, it is clear that an additional level of disclosure would ensure this pay for performance model is working properly. Following the large class action lawsuit the company reinstated its commitment to “provide a professional and respectful work environment to all of our employees.” However, the company’s track record on these issues makes disclosure of gender pay parity even more critical.

2 www.bls.gov/cps/cpsaat39.htm
3 http://www.reuters.com/article/us-citigroup-bias-settlement-idUSN0348141620080404?sp=true
4 http://www.tampabay.com/news/tampa-woman-wins-lawsuit-against-citicorp-for-pay-discrimination/1225359
5 http://www.reuters.com/article/us-citigroup-women-lawsuit-idUSTRE69C59U20101013

2.	Gender wage disparity is a significant issue facing the company

It is abundantly clear that the gender pay gap is a significant public policy issue confronting the Company. There is widespread public debate about the issue. One need only put "gender pay gap" into an Internet search engine to find hundreds of thousands of news stories about the issue going back years and reaching a crescendo in 2015 and early 2016 with little sign of slowing down. Similarly, there are hundreds of thousands of scholarly works on the subject and growing bodies of research showing the potential benefits of closing the gap. According to a study by Mercer economists have calculated that eliminating the gender pay gap scould boost the US GDP by as much as 5%.6

Gender pay disparity has become a significant public policy and economic issue which has garnered increased attention not only from lawmakers and civil society, but also from individual and institutional investors as well as leading companies.

Several leading companies have spoken publicly about their actively managed pay equity programs and reporting results and long term goals. For example, stating a commitment to understand the root cause of its gender wage gap so it can create sustainable change, the technology company, GoDaddy, disclosed the results of its salary analysis in 2016.i And other examples abound:

•	Apple announced the results of the company’s gender pay assessment at its February 2016 annual meeting and stated that the company is committed to closing the pay gap.ii

•	Amazon disclosed its gender pay data in early 2016

•	Microsoft and Facebook both announced the companies have identified and mitigated their gender pay gap

•	Intel credits its attention to hiring and promotion, and a thorough annual study of performance reviews to results of its 2015 company-wide compensation analysis which showed gender pay equality.iii

•	Salesforce announced spending $3 million to conduct a salary assessment and close its gender pay gap.iv

•	Both Unilever and AccorHotels have pledged to reach pay parity by 2020.[v]

6 http://www.mmc.com/content/dam/mmc-web/Files/Gender-Diversity-When-women-thrive-businesses-thrive-Mercer.pdf

Closing the gender wage gap is critical to helping women achieve economic security and expanding gender diversity in the workplace. From an investor perspective, this is vitally important to achieve because diverse companies are best positioned to identify and advance the best talent, reduce exposure to reputational and regulatory risks, and, as research has shown, deliver strong performance results.

Pay equity is identified as a key driver of gender diversityvi and gender diversity is increasingly linked to strong corporate performance. Researchers from McKinsey & Company found companies with highly diverse executive teams had higher returns on equity and earnings performance than those with weak diversity.  A May 2014 study from University of Castilla La Mancha found gender diverse teams were better at driving “radical innovation”. A recent study by Mercer found that current female hiring, promotion and retention rates are insufficient to create gender equality over next decade.7 Therefore it is necessary for companies to proactively identify the wage gap and take steps to close it.

3.	Risk management – Failure to address pay equity could expose the company to unnecessary regulatory and reputational risks.

Not only is the Proposal squarely focused on a significant policy issue, but it is clearly a significant policy issue facing the financial sector. According to census data, the financial services industry is one industry where the gender wage gap is widest. Citi may face unnecessary regulatory risk if the company is unprepared for forthcoming policy.

•	Congress is currently considering the Paycheck Fairness Act which would require employees to demonstrate that wage differentials are based on factors other than gender.[8]

•	As of January 1st, California now has a law in place representing one of the strongest efforts to address the gender pay gap.[9] And the appeal of the California bill was so widespread that the California Chamber of Commerce and most state Republican lawmakers supported it.

•	On January 29, 2009, President Obama signed the Lilly Ledbetter Fair Pay Act, the first piece of legislation of his presidency. The law was named after a woman who discovered her employer was paying her less than men doing the same job and made it easier for women to effectively challenge unequal pay.[10]

7 http://www.mercer.com/our-thinking/when-women-thrive.htmls
8 https://www.aclu.org/equal-pay-equal-work-pass-paycheck-fairness-act
9 http://www.latimes.com/local/political/la-me-pc-gov-brown-equal-pay-bill-20151006-story.html
10 https://www.whitehouse.gov/blog/2012/01/30/archives-president-obama-signslilly-ledbetter-fair-pay-act

•	In January of 2016 the Equal Employment Opportunity Commission (EEOC) announced a proposed rule that would require employers to report gender pay data. The data would help the Commission identify possible pay discrimination and encourage employers to promote equal pay. [11]

•	For years the National Committee on Pay Equity has held events and rallies around the country on April 12th to demonstrate concern and outrage about the issue.[12]

It is prudent to keep in mind that regulations are often a lagging indicator of the significance of an issue.

4. Citigroup’s opposition statement fails to address the issue we raise.

Citigroup’s opposition statement repeatedly cites its efforts around diversity and inclusion – while these are both very important, the issue of gender pay parity is a separate concern. Providing avenues for women to move into senior roles does not guarantee equal pay. Citi also cites its compensation philosophy, which although soundly crafted, again does not guarantee equal pay parity.

Again, we stress that these initiatives, while important, does not provide the gender pay assurance that investors need. The company believes the information we are requesting would be ‘costly and time consuming’, however as evidenced in earlier sections it is clear that pending regulatory rules may require the company provide this information.

As long-term investors, we seek assurance via disclosure that Citigroup is managing the issue of gender pay parity with the same degree of attention and efficiency it gives to its financial products and services.

11 http://www.eeoc.gov/eeoc/newsroom/release/1-29-16.cfm
12 http://www.pay-equity.org

5. Special note for PRI signatories.

More than 1,200 institutional investors managing more than $33 trillion have joined The Principles for Responsible Investment (PRI), acknowledging that ESG issues may affect the performance of investment portfolios. PRI signatories recognize the duty to act in the best long-term interests of beneficiaries and that ESG issues are part of this responsibility. Some of Citigroup’s largest shareholders are PRI signatories. Consistent with their fiduciary duties, signatories publicly commit to seek corporate ESG information, including a commitment to “Support shareholder initiatives and resolutions promoting ESG disclosure.”  We believe this proposal is in line with these principles and warrants PRI signatory support.

For all the reasons provided above we strongly urge you to VOTE “FOR” PROPOSAL #6.

Please contact Brianna Murphy at 617-532-6662 or bmurphy@trilliuminvest.com for additional information.

Brianna Murphy

Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

IMPORTANT NOTICE: The cost of this communication is being borne entirely by Trillium Asset Management, LLC (“Trillium”). The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by Trillium. Proxy cards will not be accepted by Trillium. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. The views expressed are those of the authors and Trillium as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

i http://aboutus.godaddy.net/newsroom/news-releases/news-releases-details/2015/GoDaddy-Releases-Gender-Salary-Data/default.aspx

ii http://www.nytimes.com/2016/02/27/technology/apple-shareholders-show-their-support-for-tim-cook.html

iii http://fortune.com/2016/02/03/intel-gender-pay-parity/

iv http://fortune.com/2015/11/07/salesforce-3-million-close-pay-gap/

v http://www.nytimes.com/2016/01/20/business/dealbook/a-push-for-gender-equality-at-the-world-economic-forum-and-beyond.html?_r=1

vi  http://www.mmc.com/content/dam/mmc-web/Files/Gender-Diversity-When-women-thrive-businesses-thrive-Mercer.pdf